

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

By Facsimile and U.S. Mail

Mr. Hussein Charanek
Chief Executive Officer
Source Petroleum Inc.
Suite 620, 304 - 8th Avenue, S.W.
Calgary, Alberta T2P 1C1 Canada

> **Re:** **Source Petroleum Inc.**
> **Form 10-QSB/A for the Quarterly Period Ended September 30, 2006**
> **Filed December 13, 2006**
> **Form 8-K Filed on October 24, 2006**
> **Response Letter Dated February 1, 2007**
> **File No. 000-51241**

Dear Mr. Charanek:

　　We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated February 1, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-QSB/A for the Quarterly Period Ended September 30, 2006

Note 6. Common Stock, page 14

1.　　We note your response to comment two of our letter dated December 29, 2006. Please clarify how you determined that the warrants are embedded within the common stock units. It is our understanding that warrants are generally detachable from the common stock units and can be exercised independently from the common stock units. If you continue to believe that the stock purchase warrants are embedded within the common stock units, please provide a detailed analysis to support such a conclusion. Refer to SFAS 133.

2.   If you determine that the stock purchase warrants are detachable, please clarify if the warrants are deemed to be derivatives as defined by paragraphs 6 to 9 of SFAS 133. If the warrants are deemed to be derivatives, please tell us whether they quality for the paragraph 11(a) scope exception of SFAS 133. Please provide us a detailed analysis to support your conclusion.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 15

Results of Operations, page 19

3.   We note your response to comment four of our letter dated December 29, 2006. In connection with these oil and gas expenditures, please tell us:

- the type of work that was performed by Dual Exploration Inc and Kodiak Energy Inc and include the projects where such work was performed;

- the progress made or lack thereof with respect to such work;

- any additional obligations to be performed by you to obtain the working interest in these projects.

Please include this additional information in your amended filing.

8-K Filed on October 24, 2006

General

4.   We note your response to comment seven of our letter dated December 29, 2006. Please note that disclosure of costs incurred in oil and gas property acquisition, exploration, and development activities is required in accordance with paragraph 21 of SFAS 69. In this manner, we note that you have recorded $44 million of petroleum and natural gas properties. Please revise your disclosure or tell us why you do not believe that such disclosures are required. Refer to paragraphs 10 to 34 of SFAS 69.

Note 2. Pro Forma Adjustments and assumptions-Source Projects Purchase

5.   We note your response to comment eight of our letter dated December 29, 2006. Please clarify if you are basing the fair value of the consideration given or the assets acquired. In this manner, your current disclosure implies that fair value was assigned based on the consideration given while your response implies that fair value was based on the assets acquired. We may have further comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief